MET INVESTORS SERIES TRUST

AMENDMENT NO. 4 TO THE INVESTMENT ADVISORY AGREEMENT

(Lord Abbett Mid Cap Value Portfolio)

This Amendment No. 4 to the Investment Advisory Agreement (the “Agreement”) dated December 8, 2000, as amended February 12, 2001, August 11, 2005, and May 1, 2009, by and between Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Adviser”) and Lord, Abbett & Co. LLC (the “Subadviser”), with respect to the Lord Abbett Mid Cap Value Portfolio, a series of Met Investors Series Trust, is entered into effective the 12th day of January, 2012.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1.	Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
Lord Abbett Mid Cap Value Portfolio	0.400% of the first $900 million of such assets, plus 0.375% of such assets over $900 million up to $1 billion, plus 0.350% of such assets over $1 billion

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 12th day of January, 2012.

METLIFE ADVISERS, LLC		LORD, ABBETT & CO. LLC

By:	/S/ JEFFREY A. TUPPER	By:	/S/ LAWRENCE H. KAPLAN
Name:	Jeffrey A. Tupper	Name:	Lawrence H. Kaplan
Title:	Vice President	Title:	Member